

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2020

Donald G. Basile
Co-Chief Executive Officer
Roman DBDR Tech Acquisition Corp.
345 Lorton Avenue, Suite 400
Burlingame, California 94010

      Re: Roman DBDR Tech Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted September 4, 2020
           CIK No. 0001823144

Dear Dr. Basile:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted on September 4, 2020

Summary
Business Strategy, page 6

1. You disclose that your management team has assisted in pioneering distinct markets, and has also invested seed capital and were the initial management team for FusionIO and Violin Memory. You further disclose that FusionIO shares were offered to the public on the New York Stock Exchange in 2011 before the company was acquired by San Disk; and that Violin Memory shares were offered to the public on the New York Stock Exchange in 2013 and the company was later acquired by the Soros Fund in late 2016. For balanced disclosure, please revise to also disclose the recent developments of FusionIO and Violin Memory as public companies from their initial public offering until their

acquisitions. For example, it appears that Violin Memory filed for Chapter 11 protection in 2016 and was bought by the Soros Fund in a bankruptcy auction.

<u>Our amended and restated certificate of incorporation will require..., page 51</u>

2.   You disclose that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please disclose in this risk factor and under similar disclosure on page 108 that there is uncertainty as to whether a court would enforce such provision, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

You may contact Wei Lu at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551- 3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Joshua Englard